Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and six-month periods ended

May 31, 2022 and 2021

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(Unaudited)

(in thousands of United States dollars)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 -19

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

As at May 31, 2022 and November 30, 2021

(in thousands of United States dollars)

	Note	May 31, 2022 $	November 30, 2021 $
Assets

Current assets
Cash		13,200	20,399
Bonds and money market funds		19,291	19,955
Trade and other receivables		12,477	10,487
Tax credits and grants receivable		376	441
Inventories	5	24,976	29,141
Prepaid expenses and deposits	5	7,386	10,745
Derivative financial assets		596	740

Total current assets		78,302	91,908

Non-current assets
Property and equipment		1,082	743
Right-of-use assets		1,837	2,111
Intangible assets	6	13,491	21,388
Deferred financing costs		647	621
Other assets		-	2,441

Total non-current assets		17,057	27,304

Total assets		95,359	119,212

Liabilities

Current liabilities
Accounts payable and accrued liabilities		43,555	40,376
Provisions	7	5,690	4,123
Current portion of lease liabilities	9	479	463
Income taxes payable		145	60
Deferred revenue		54	54

Total current liabilities		49,923	45,076

Non-current liabilities
Convertible unsecured senior notes	8	55,203	54,227
Lease liabilities	9	1,769	2,055
Other liabilities		108	94

Total non-current liabilities		57,080	56,376

Total liabilities		107,003	101,452

(Deficiency) Equity
Share capital and warrants	10	335,752	335,752
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		15,037	12,843
Deficit		(367,007)	(335,248)
Accumulated other comprehensive income (loss)		117	(44)

Total (deficiency) equity		(11,644)	17,760

Subsequent events	16

Total liabilities and equity		95,359	119,212

The accompanying notes are an integral part of these consolidated financial statements.

(1)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars, except per share amounts)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note		2022 $	2021 $	2022 $	2021 $

Revenue	3		19,268	17,787	37,825	33,217

Operating expenses
Cost of sales
Cost of goods sold			7,759	4,714	12,637	8,904
Amortization of other assets			1,220	1,220	2,441	2,441
Research and development expenses (net of tax credits of $66 and$153 (2021 – $92 and $117)) for the three and six-month periods			11,056	6,417	19,059	11,300
Selling expenses	6		15,371	6,901	23,178	13,059
General and administrative expenses			4,823	3,884	9,191	7,446

Total operating expenses			40,229	23,136	66,506	43,150

Loss from operating activities			(20,961)	(5,349)	(28,681)	(9,933)

Finance income	4		54	432	100	481
Finance costs	4		(1,698)	(1,455)	(3,029)	(2,836)

			(1,644)	(1,023)	(2,929)	(2,355)

Loss before income taxes			(22,605)	(6,372)	(31,610)	(12,288)

Income taxes			(122)	(20)	(149)	(26)

Net loss for the period			(22,727)	(6,392)	(31,759)	(12,314)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			(223)	(59)	(326)	(61)
Exchange differences on translation of foreign operation			390	(165)	487	(267)

			167	(224)	161	(328)

Total comprehensive loss for the period			(22,560)	(6,616)	(31,598)	(12,642)

Basic and diluted loss per share	10	(c)	(0.24)	(0.07)	(0.33)	(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

(2)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars, except per share amounts)

			For the six-month period ended May 31, 2022

	Note		Share capital and warrants
			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
				$	$	$	$	$	$

Balance as at November 30, 2021			95,121,639	335,752	4,457	12,843	(335,248)	(44)	17,760

Total comprehensive loss			-	-	-	-	(31,759)	-	(31,759)
Net loss
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(326)	(326)
Exchange differences on translation of foreign operation			-	-	-	-	-	487	487

Total comprehensive loss			-	-	-	-	(31,759)	161	(31,598)

Share-based compensation plan:
Share-based compensation for stock option plan	10	(b)	-	-	-	2,194	-	-	2,194

Total contributions by owners			-	-	-	2,194	-	-	2,194

Balance as at May 31, 2022			95,121,639	335,752	4,457	15,037	(367,007)	117	(11,644)

			For the six-month period ended May 31, 2021

			Share capital and warrants
			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2020			77,013,411	287,312	4,457	12,065	(300,129)	(481)	3,224

Total comprehensive loss
Net loss			-	-	-	-	(12,314)	-	(12,314)
Other comprehensive income:			-	-	-	-	-	-	-
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(61)	(61)
Exchange differences on translation of foreign operation			-	-	-	-	-	(267)	(267)

Total comprehensive loss			-	-	-	-	(12,314)	(328)	(12,642)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants			16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,390)	-	(3,390)
Exercise of warrants			197,400	628	-	-	-	-	628
Share issue – Oncology			481,928	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan			-	-	-	1,099	-	-	1,099
Exercise of stock options:
Monetary consideration			400,000	241	-	-	-	-	241
Attributed value			-	160	-	(160)	-	-	-

Total contributions by owners			17,807,228	47,699	-	271	(3,390)	-	44,580

Balance as at May 31, 2021			94,820,639	335,011	4,457	12,336	(315,833)	(809)	35,162

The accompanying notes are an integral part of these consolidated financial statements.

(3)

THERATECHNOLOGIES INC.

Interim Consolidated Statement of Cash Flows

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

		For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note	2022 $	2021 $	2022 $	2021 $

Cash flows from (used in)

Operating activities
Net loss		(22,727)	(6,392)	(31,759)	(12,314)
Adjustments for:
Depreciation of property and equipment		61	57	119	113
Amortization of intangible assets and other assets		8,322	2,015	10,338	4,031
Amortization of right-of-use assets		108	113	218	226
Share-based compensation for stock option plan and stock appreciation rights		766	548	2,208	1,126
Write-down of inventories	5	170	-	170	-
Change in fair value of derivative financial assets		33	(34)	151	(224)
Change in fair value of liability related to deferred stock unit plan		(31)	35	(146)	223
Interest on convertible unsecured senior notes	4	833	833	1,635	1,635
Interest income		(54)	(54)	(100)	(79)
Foreign exchange		239	(541)	195	(634)
Accretion expense	4	544	608	1,061	1,189

		(11,736)	(2,812)	(15,910)	(4,708)

Change in operating assets and liabilities
Trade and other receivables		1,077	451	(2,085)	2,100
Tax credit and grants receivable		(66)	(8)	56	317
Inventories		760	(1,187)	3,708	(3,335)
Prepaid expenses and deposits		1,097	320	3,342	(330)
Accounts payable and accrued liabilities		7,095	1,968	3,837	(2,016)
Income taxes payable		58	-	85	6
Provisions		568	574	1,715	2,044
Deferred revenue		-	(22)	-	(22)

		10,589	2,096	10,658	(1,236)

Cash flows used in operating activities		(1,147)	(716)	(5,252)	(5,944)

Financing activities
Proceeds from issue of common shares and warrants		-	-	-	46,002
Share issue costs		-	(305)	-	(3,358)
Proceeds from exercise of stock options		-	211	-	241
Proceeds from exercise of warrants		-	628	-	628
Payments of lease liabilities		(154)	(160)	(310)	(318)
Deferred financing costs		(30)	-	(200)	-
Interest paid on convertible unsecured senior notes		-	-	(1,653)	(1,653)

Cash flows from (used in) financing activities		(184)	374	(2,163)	41,542

Investing activities
Acquisition of bonds and money market funds		(4)	(10,432)	(6)	(10,434)
Proceeds from sale of bonds and money market funds		406	203	406	640
Interest received		103	(352)	171	(320)
Acquisition of intangible assets		-	(39)	-	(39)
Acquisition of property and equipment		(305)	(19)	(349)	(46)

Cash flows from (used in) investing activities		200	(10,639)	222	(10,199)

Net change in cash during the period		(1,131)	(10,981)	(7,193)	25,399

Cash, beginning of period		14,342	49,116	20,399	12,737

Effect of foreign exchange on cash		(11)	100	(6)	99

Cash, end of period		13,200	38,235	13,200	38,235

Supplemental cash flow disclosures	11

The accompanying notes are an integral part of these consolidated financial statements.

(4)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8.

1	Basis of preparation

a)	Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2021, and the notes thereto.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on July 13, 2022.

b)	Basis of measurement

The Company’s interim consolidated financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial assets, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 14.

(5)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements is disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2021 and updated as follows:

Judgement was applied in concluding that there are no material uncertainties related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern as a result of the Company’s convertible note in the amount of $57,500 coming due on June 30, 2023. Judgement was applied in assessing the likelihood of meeting the conditions to receive the funding discussed in note 16, Subsequent events.

Prior to receipt of each Tranche Loan, including Tranche Loan 1, a customary number of conditions must be met by the Company. In the event these conditions are not met and the Company does not receive the financing from Tranche Loan 1, and does not obtain alternative financing, events or conditions that cast significant doubt on the Company’s ability to continue as a going concern would exist as the Company would be unable to repay the convertible debt liability by June 30, 2023. In the event the Company receives the Tranche Loan 1 but does not meet the conditions to receive the Tranche Loan 2, and does not obtain alternative financing, the Company would need to manage its existing cash and short-term investments in order to repay the balance of the convertible notes.

d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (USD).

All financial information presented in USD has been rounded to the nearest thousand.

2	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2021 have been applied consistently in the preparation of these interim financial statements.

3	Revenue

Net sales by product were as follows:

	For the three-month periods ended May 31,

	2022 $	2021 $

EGRIFTA SV®net sales	11,416	10,344
Trogarzo® net sales	7,852	7,443

	19,268	17,787

(6)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

	For the six-month periods ended May 31,

	2022 $	2021 $

EGRIFTA SV® net sales	23,120	19,032
Trogarzo® net sales	14,705	14,185

	37,825	33,217

Net sales by geography were as follows:

	For the three-month periods ended May 31,

	2022 $	2021 $

Canada	-	148
United States	19,070	16,893
Europe	198	746

	19,268	17,787

	For the six-month periods ended May 31,

	2022 $	2021 $

Canada	145	287
United States	37,169	31,469
Europe	511	1,461

	37,825	33,217

(7)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

4	Finance income and finance costs

	Note	For the three-month periods ended May 31,

		2022 $	2021 $

Net foreign currency gain		-	378
Interest income		54	54

Finance income		54	432

Accretion expense	8 and 9	(544)	(608)
Interest on convertible unsecured senior notes		(833)	(833)
Bank charges		(14)	(13)
Net foreign currency loss		(305)	-
Loss on financial instruments carried at fair value		(2)	(1)

Finance costs		(1,698)	(1,455)

Net finance costs recognized in net profit or loss		(1,644)	(1,023)

	Note	For the six-month periods ended May 31,

		2022 $	2021 $

Net foreign currency gain		-	402
Interest income		100	79

Finance income		100	481

Accretion expense	8 and 9	(1,061)	(1,189)
Interest on convertible unsecured senior notes		(1,635)	(1,635)
Bank charges		(36)	(13)
Net foreign currency loss		(292)	-
(Loss) gain on financial instruments carried at fair value		(5)	1

Finance costs		(3,029)	(2,836)

Net finance costs recognized in net profit or loss		(2,929)	(2,355)

(8)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

5	Inventories, prepaid expenses, and deposits

Inventories were written down in 2022 to net realizable value by an amount of $170 in the three- and six-month periods ended May 31, 2022, which is recorded in cost of sales.

In addition to the above, a charge of $2,300 was recorded relating to the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of Tesamorelin in the three- and six-month periods ended May 31, 2022, which is recorded in cost of sales.

As a result of the Company’s decision to pause its activities related to the preparation of its NASH trial, the Company wrote-down research supplies included in prepaid expenses and deposits for an amount of $914 in the three-and six-month periods ended May 31, 2022, which is recorded in cost of sales.

6	Commercial operations in Europe

On April 27, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease its Trogarzo® commercial operations in Europe. The Company has sent a notice of termination to TaiMed Biologics Inc. (TaiMed) as per the contractual obligations and will return the European commercialization rights for Trogarzo® to TaiMed within the next 180 days.

Consequently, $6,356 have been recognized as part of selling expenses, to accelerate and fully amortize the Commercialization rights-Trogarzo® European Territory.

This decison is expected to result in approximately $1,500 in charges related to severance and other expenses associated with the termination of the agreement. The Company expects these charges to be fully recorded during 2022. As at May 31, 2022, no provision was recorded.

(9)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

7	Provisions

	Chargebacks and rebates $	Returns $	Other $	Total $

Balance as at November 30, 2020	1,678	260	9	1,947

Provisions made	10,655	1,074	-	11,729
Provisions used	(8,570)	(924)	(9)	(9,503)
Effect of change in exchange rate	(50)	-	-	(50)

Balance as at November 30, 2021	3,713	410	-	4,123

Provisions made	7,308	1,331	-	8,639
Provisions used	(5,730)	(1,194)	-	(6,924)
Effect of change in exchange rate	(148)	-	-	(148)

Balance as at May 31, 2022	5,143	547	-	5,690

8	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

$

Convertible unsecured senior notes as at November 30, 2020	52,403

Accretion expense	1,824

Convertible unsecured senior notes as at November 30, 2021	54,227

Accretion expense	976

Convertible unsecured senior notes as at May 31, 2022	55,203

The convertible unsecured senior notes mature on June 30, 2023 (notes 13 and 16).

(10)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

9	Lease liabilities

Carrying Value $

Balance as at November 30, 2020	2,980

Accretion expense	200
Lease payments	(635)
Effect on change in exchange rates	(27)

Balance as at November 30, 2021	2,518

Accretion expense	85
Lease payments	(310)
Effect on change in exchange rates	(45)

Balance as at May 31, 2022	2,248
Current portion	479

Non-current portion	1,769

10	Share capital and warrants

a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each unit comprises one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a Warrant) and is classified in Share Capital and Warrants within equity. During the six-month period ended May 31, 2022, no Warrants were exercised and there were 8,130,550 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

(11)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

b)	Stock option plan

The Company has established a stock option plan (Plan) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. On March 3, 2022, the Company’s Board of Directors amended the Plan to convert it from a “fixed plan” to a “rolling plan”, whereby the maximum number of Common Shares which may be issued under the Plan (and under any other security-based compensation arrangements of the Company) will be changed from a fixed number of Common Shares to a number of Common Shares equal to 10% of all Common Shares issued and outstanding from time to time, on a non-diluted basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of Common Shares issuable will be replenished and exercised options will be available to be regranted in the future. Shareholders ratified this amendment on May 10, 2022. On May 31, 2022, a maximum number of 9,512,163 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at May 31, 2022, 3,852,964 options could still be granted by the Company (2021 – 3,888,536) under the Plan.

All options are to be settled by the physical delivery of common shares.

(12)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

Changes in the number of options outstanding during the past two years were as follows:

	Weighted average exercise price per option

	Number of options	CAD	USD

Options oustanding in CA$

Options as at November 30, 2020 – CA$	3,203,693	$3.59	$2.76
Granted – CA$	1,019,331	3.93	3.09
Forfeited – CA$	(17,732)	3.59	2.80
Exercised (share price: CA$3.77 (US$3.27))	(400,000)	0.75	0.60

Options outstanding as at May 31, 2021 – CA$	3,805,292	3.98	3.30

Options as at November 30, 2021 – CA$	3,190,284	3.83	3.00
Granted – CA$	2,144,389	4.20	3.28
Forfeited – CA$	(112,879)	4.06	3.17

Options outstanding as at May 31, 2022 – CA$	5,221,794	$3.98	$3.15

Options exercisable as at May 31, 2022 – CA$	2,328,989	$3.97	$3.13

Options oustanding in US$

Options as at November 30, 2020 – US$	12,500	-	2.35
Granted – US$	81,093	-	3.10

Options outstanding as at May 31, 2021 – US$	93,593	-	3.00

Options as at November 30, 2021 – US$	80,733	-	3.09
Granted – US$	356,672	-	2.40

Options outstanding as at May 31, 2022 – US$	437,405	-	$2.53

Options exercisable as at May 31, 2022 – US$	26,909	-	$3.09

During the six-month period ended May 31, 2022, $2,194 (2021 – $1,099) were recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

(13)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

	2022	2021

Options granted in CA$

Risk-free interest rate	2.99%	1.36%
Expected volatility	58.4%	71%
Average option life in years	8.5 years	8.5 years
Grant-date share price	$2.67 (CA$3.38)	$3.10 (CA$3.93)
Option exercise price	$2.67 (CA$3.38)	$3.10 (CA$3.93)

	2022	2021

Options granted in US$

Risk-free interest rate	2.9%	1.40%
Expected volatility	58%	73%
Average option life in years	8.5 years	8.5 years
Grant-date share price	$2.59	$3.10
Option exercise price	$2.59	$3.10

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options granted in CA$

For the three and six-month periods ended May 31, 2022	2,144,389	$3.32 (CA$4.20)
For the three-month period ended May 31, 2021	1,019,331	$2.41 (CA$2.72)

(14)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

	Number of options	Weighted average grant date fair value

Options granted in US$

For the three and six-month periods ended May 31, 2022	356,672	$2.03
For the three and six-month periods ended May 31, 2021	81,093	$2.19

There were 30,000 options granted in CA$ and 101,672 in US$ options granted for the three-month period ended May 31, 2021. The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

c)	Loss per share

For the three and six-month periods May 31, 2022 and 2021, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended May 31,
	2022	2021

Issued common shares as at March 1	95,121,639	93,841,311
Effect of share options exercised	-	153,261
Effect of public issue of common shares	-	366,684
Effect of broker warrants	-	140,252

Weighted average number of common shares, basic and diluted	95,121,639	94,501,508

	For the six-month periods ended May 31,
	2022	2021

Issued common shares as at December 1	95,121,639	77,013,411
Effect of share options exercised	-	157,143
Effect of public issue of common shares	-	12,409,592
Effect of broker warrants	-	70,897

Weighted average number of common shares, basic and diluted	95,121,639	89,651,043

(15)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

For the six-month period ended May 31, 2022, 5,659,199 (2021 – 3,898,885) share options, 8,130,550 Warrants and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

11	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	May 31, 2022 $	May 31, 2021 $

Additions to property and equipment included in accounts payable and accrued liabilities	109	14
Share issue costs included in accounts payable and accrued liabilities	-	32

12	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2021, considering the update below.

13	Capital management and liquidity risk

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities which meets its financial obligations as they become due. The Company depends primarily on revenue generated from sales of EGRIFTA SV® as well as sales of Trogarzo® in the United States and, from time to time, on offerings of securities in North America to finance its activities as well as debt financing. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company has also announced that it will evaluate its options in funding late stage development programs, which may include seeking a potential partner or additional financing. In 2021, the Company entered into an ATM program under which it may sell, from time to time, up to $50 million of its common shares.

The capital management objectives remain the same as for the previous year.

As at May 31, 2022, cash, bonds and money market funds amounted to $32,491. The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs for at least the next

(16)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

12 months from the consolidated statement of financial position date. Furthermore, subsequent to May 31, 2022 (refer to Note 16), the Company secured a new financing.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total equity and convertible unsecured senior notes and other long-term debt.

The Company is not subject to any externally imposed capital requirements.

14	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at May 31, 2022, was approximately $47,725 (Level 2) based on market quotes.

(17)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

15	Operating segments

The Company has a single operating segment. Over 98% (2021 – 94%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the three-month periods ended May 31,
	2022 $	2021 $

RxCrossroads	19,070	16,893
Others	198	894

	19,268	17,787

	For the six-month periods ended May 31,
	2022 $	2021 $

RxCrossroads	37,169	31,368
Others	656	1,849

	37,825	33,217

All of the Company’s non-current assets are located in Canada and Ireland, as is the Company’s head office. Of the Company’s non-current assets of $17,057, $16,104 as at May 31, 2022 are located in Canada and $953 are located in Ireland (November 30, 2020: $35,335, of which $34,006 were in Canada and $1,329 were in Ireland).

16	Subsequent events

On July 13, 2022, the Company announced a binding commitment for a non-dilutive term loan for up to $100,000 (the “Loan Facility”) with Marathon Asset Management.

The salient features of the Loan Facility are as follows:

●	Senior secured term loan of up to $100,000 across four tranches;
●	$40,000 is expected to be funded on or before July 29, 2022 (“Tranche 1 Loan”);
●

$20,000 to be made available by no later than June 30, 2023 if the Company has filed with the FDA its sBLA for the EGRIFTA SV® human factor study and has had net revenues of at least $75,000 (“Tranche 2 Loan”);

●

$15,000 to be made available by no later than March 2024 if the Company has in the 12 month period preceding the funding of the tranche obtained approval from the FDA for its F8 formulation of tesamorelin and has had net revenues of at least $90,000 in the 12 month period preceding the funding of the tranche. (“Tranche 3 Loan”);

(18)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and six-month periods ended May 31, 2022 and 2021

(in thousands of United States dollars)

●

Up to an additional $25,000 to be made available if the Company has had at least $110,000 in net revenues in the 12 month period preceding the funding of the tranche and at least $20,000 in EBITDA (as defined in the Loan Facility document until December 31, 2024) (“Tranche 4 Loan”);

●

The facility will have an initial term of five years (six years if Tranche 3 is drawn), provide for an interest-only period of 24 months (36 months if Tranche 3 is drawn), and bear interest at the Secured Overnight Financing Rate (SOFR) plus 9.5%;

The Company also announced the signing of purchase agreements with a number of convertible US noteholders aggregating $30,000 principal amount of Convertible Notes. The purchase of these Convertible Notes will be made on or before July 29, 2022.

(19)